UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) or (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

SUNLINK HEALTH SYSTEMS, INC.

(Exact Name Of Registrant As Specified In Charter)

Ohio	31-0621189
(State or other Jurisdiction of Incorporation)	(IRS Employer Identification No.)

900 Circle 75 Parkway, Suite 1120, Atlanta, Georgia	30339
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	NYSE MKT, LLC equities exchange (NYSE MKT)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:

Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

None

Item 1. Description of Registrant’s Securities to be Registered.

Tax Benefits Preservation of Rights Plan

On September 29, 2016, SunLink Health Systems, Inc. (the “Company”) entered into the Tax Benefits Preservation Rights Plan (the “Rights Plan”) with American Stock Transfer & Trust, LLC, as Rights Agent (the “Rights Agent”).

Effective September 29, 2016, the Board of Directors (the “Board”) of the Company declared a dividend of one right (a “Right”) for each of the Company’s issued and outstanding common shares no par value per share (“Common Shares”). The dividend will be paid to the stockholders of record at the close of business on October 10, 2016 (the “Record Date”). The description and terms of the Rights are set forth in the Rights Plan and summarized below.

The purpose of the Rights Plan is to diminish the risk that the Company’s ability to use its net operating losses and certain other tax assets (“Tax Benefits”) to reduce potential future federal income tax obligations would become subject to limitations by reason of the Company’s experiencing an “ownership change,” as defined in Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). A company generally experiences such an ownership change if the percentage of its stock owned by its “5-percent shareholders,” as defined in Section 382 of the Code, increases by more than 50 percentage points over a rolling three-year period. The Rights Plan is intended to reduce the likelihood of an ownership change under Section 382 of the Code by deterring any person or group from acquiring beneficial ownership of 4.9% or more of the outstanding Common Stock.

The Rights Plan is in addition to, has a purpose different from, and does not affect SunLink’s 2014 Rights Plan. SunLink’s 2014 Rights Plan was adopted in February 2014 and is intended to encourage fair treatment of shareholders should a take-over bid be made for the Company and provide the Board of Directors and the shareholders more time to consider any unsolicited take-over bid but was not intended specifically to seek to preserve the Company’s Tax Benefits. A copy of such 2014 Rights Plan was filed as an exhibit to SunLink’s Form 8-K filed February 27, 2014.

Description of the Tax Benefits Preservation Rights Agreement

The following summary of the terms of the Rights Plan does not purport to be complete and is qualified in its entirety by the full text of the Rights Plan, a copy of which is filed as Exhibit 4.2 hereto and is incorporated herein by reference.

Distribution Date. Subject to certain exceptions, Rights would separate from the Common Shares and become exercisable apart from the Common Shares only following the earlier of (i) the close of business on the tenth (10th) business day after public announcement that a person has become an “Acquiring Person” or (ii) the close of business on the tenth (10th) business day (or such later date as the Board shall determine) after a third party makes a tender or exchange offer which, if consummated, would result in such third party becoming an Acquiring Person.

Exercise of Rights. On or after the Distribution Date, each Right would initially entitle the holder to purchase one one-thousandth of a share of the Company’s Series B Voting Preferred Shares, without par value (the “Preferred Shares”), for a purchase price of $4.00 (subject to adjustment) (the “Exercise Price”). Under certain circumstances set forth in the Rights Plan, the Company may suspend the exercisability of the Rights.

Definition of Acquiring Person. An “Acquiring Person” is a person or group that, together with affiliates and associates of such person or group, acquires beneficial ownership of 4.9% or more of the Common Shares, other than: (i) the Company, its subsidiaries and their respective employee benefit plans; (ii) any shareholder that, as of the time of the first public announcement of adoption of the Rights Plan, beneficially owns 4.9% or more of the Common Shares (unless and until such person thereafter acquires any additional shares of Common Shares, subject to certain exceptions); (iii) a person who becomes an Acquiring Person solely as a result of the Company repurchasing Common Shares or a share dividend, share split, reverse share split or similar transaction effected by the Company (unless and until such person acquires additional shares, other than in certain specified exempt transactions); (iv) certain stockholders who, inadvertently or without knowledge of the terms of the Rights Plan, buy shares in excess of 4.899% of the Common Shares and who do not thereafter reduce the percentage of shares owned below 4.9%; and (v) any person that the Board has affirmatively determined, in its sole discretion, prior to the Distribution Date, in light of the intent and purposes of the Rights Plan or other circumstances facing the Company, shall not be deemed an Acquiring Person.

“Flip-in” Feature. If any person or group of affiliated or associated persons becomes an Acquiring Person, then each Right (other than Rights owned by an Acquiring Person, its affiliates, associates or certain transferees, which will become void) will entitle the holder to purchase, at the then current exercise price, Common Shares (or, in certain circumstances, a combination of Common Shares, other securities, cash or other property) having a value of twice the exercise price of the Right, in effect enabling a purchase at half-price. However, Rights are not exercisable following such an event until such time as the Rights are no longer redeemable by the Company as described below.

“Flip-over” Feature. If, at any time after a person or group of affiliated or associated persons becomes an Acquiring Person, the Company engages in a merger or other business combination transaction or series of related transactions in which the Company is not the surviving corporation, the Common Shares are changed or exchanged, or fifty percent (50%) or more of its assets, cash flow or earning power is sold, then each Right (not previously voided by the occurrence of a Flip-in Event) will entitle the holder to purchase, at the Right’s then current exercise price, common shares of such Acquiring Person having a value of twice the Right’s then current exercise price, in effect enabling a purchase at half-price.

Exchange Option. At any time after a person or group of affiliated or associated persons becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the then outstanding Common Shares, the Board may, in lieu of allowing Rights to be exercised, cause each outstanding Right (other than Rights owned by an Acquiring Person, its affiliates, associates or certain transferees, which will become void) to be exchanged for one Common Share or one one-thousandth of a Preferred Share, in each case as adjusted to reflect share splits or similar transactions.

Redemption. The Rights may be redeemed by the Board, at a price of $0.001 per Right at any time prior to the earlier of (i) the tenth (10th) business day following a public announcement that a person or group of affiliated or associated persons has become an Acquiring Person or (ii) the final expiration of the Rights.

Power to Amend. Prior to a Distribution Date, the Company may amend the Rights Plan in any respect. From and after a Distribution Date, the Board may amend the Rights Plan in order to (i) cure any ambiguity, (ii) correct or supplement any provision which may be defective or inconsistent with any other provisions, (iii) shorten or lengthen any time period (e.g., the redemption period prior to the Rights becoming non-redeemable) or (iv) change or supplement the provisions in any manner which the Company may deem necessary or desirable and which does not adversely affect the interests of the holders of certificates representing Rights. The Rights Plan, however, may not be amended at such time as the Rights are not redeemable (other than certain limited technical amendments).

Expiration. The Rights will expire on the earliest of (i) 5:00 P.M., New York, New York time, on September 29, 2019 or such later date as may be established by the Board prior to the expiration of the Rights, (ii) the time at which the rights are redeemed or exchanged pursuant to the Rights Plan, (iii) the repeal of Section 382 or any successor statute if the Board determines that the Rights Plan is no longer necessary or desirable for the preservation of Tax Benefits, or (iv) the beginning of a taxable year of the Company to which the Board determines that Tax Benefits may not be carried forward.

Rights Certificates. Prior to a Distribution Date, the Rights will be evidenced by, and trade with, the Common Shares and will not be exercisable or transferable apart from the Common Shares. After a Distribution Date, the Rights Agent would send certificates representing Rights to shareholders and the Rights would trade independent of the Common Shares.

No Rights as a Stockholder; Other Matters. Until a Right is exercised, the holder of Rights, as such, is not entitled to any separate rights as a shareholder of the Company (such as voting or dividend rights). Although the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Shares (or other consideration) or for common shares of the acquiring company or in the event of the redemption of the Rights as set forth above.

Item 2. Exhibits.

Exhibit 4.2	Tax Benefits Preservation Rights Plan between SunLink Health Systems, Inc. and American Stock Transfer & Trust, LLC, as Rights Agent dated as of September 29, 2016. (Incorporated by reference to Exhibit 4.2 to Current Report on Form 8-K filed on September 29, 2016)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

SUNLINK HEALTH SYSTEMS, INC.

By:	/s/ Mark J. Stockslager

Name:	Mark J. Stockslager
Title:	Chief Financial Officer

Date: September 29, 2016

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 4.2	Tax Benefits Preservation Rights Plan between SunLink Health Systems, Inc. and American Stock Transfer & Trust, LLC, as Rights Agent dated as of September 29, 2016. (Incorporated by reference to Exhibit 4.2 to Current Report on Form 8-K filed on September 29, 2016)